FOR IMMEDIATE RELEASE – CALGARY, ALBERTA – NOVEMBER 2, 2009

BAYTEX ENERGY TRUST TO PRESENT AT THE NYSSA FUTURE OF ENERGY INVESTING: EXPLORATION, PRODUCTION AND CLEAN TECHNOLOGY CONFERENCE

CALGARY, ALBERTA (November 2, 2009) - Baytex Energy Trust (“Baytex”) (TSX: BTE.UN; NYSE: BTE) is pleased to announce that Anthony Marino, President and Chief Executive Officer, will present at the NYSSA Future of Energy Investing: Exploration, Production and Clean Technology Conference on Wednesday, November 4, 2009 at 12:15 p.m. EST (10:15 a.m. MST) in New York, New York. Presentation slides and a link to the webcast (audio only) will be available on the Baytex website, www.baytex.ab.ca, at the start of the presentation. The archived webcast (audio only) of the presentation can also be accessed via the following URL for 12 months following the presentation:

http://investor.shareholder.com/media/eventdetail.cfm?eventid=74435&CompanyID=ABEA-3VTF7P&e=1&mediaKey=64D9C927200B6C99E2FB5310313AE1CA

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Baytex’s trust units are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

For further information, please contact:

Baytex Energy Trust
Anthony Marino, President and Chief Executive Officer	Telephone: (403) 267-0708
Derek Aylesworth, Chief Financial Officer	Telephone: (403) 538-3639
Brian Ector, Director of Investor Relations	Telephone: (403) 267-0702
Cheryl Arsenault, Investor Relations	Telephone: (403) 267-0761

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca